UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 27, 2021

PROPERTY SOLUTIONS ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39395	84-4720320
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

654 Madison Avenue

New York, NY 10065

(Address of Principal Executive Offices) (Zip Code)

(646) 502-9845

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one redeemable warrant	PSACU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	PSAC	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	PSACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On January 27, 2021, Property Solutions Acquisition Corp., a Delaware corporation (“PSAC”), entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among PSAC, PSAC Merger Sub, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and wholly-owned subsidiary of PSAC (“Merger Sub”), and FF Intelligent Mobility Global Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“FF”). FF is a global mobility technology company that designs and engineers next-generation smart electric connected vehicles.

Pursuant to the Merger Agreement, Merger Sub will merge with and into FF, with FF surviving the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Transactions, FF will become a wholly-owned subsidiary of PSAC, with the stockholders of FF becoming stockholders of PSAC, which will be renamed “Faraday Future Intelligent Electric, Inc.” (“New FF”).

Under the Merger Agreement, the outstanding FF shares and the outstanding FF converting debt will be converted into a number of shares of new Class A common stock of PSAC following the Transactions and, for FF Top Holdings Ltd. (“FF Top”), shares of new Class B common stock of PSAC (referred to herein after the Transaction as “New FF common stock”) following the Transactions based on an exchange ratio (the “Exchange Ratio”), the numerator of which is equal to (i)(A) the number of shares of PSAC common stock equal to $2,716,000,000 (plus net cash of FF, less debt of FF, plus debt of FF that will be converted into shares of PSAC common stock, plus any additional bridge loan in an amount not to exceed $50,000,000), (B) divided by $10, minus (ii) an additional 25,000,000 shares which may be issuable to FF stockholders as additional consideration upon certain price thresholds, and the denominator of which is equal to the number of outstanding shares of FF, including shares issuable upon exercise of vested FF options and vested FF warrants (in each case assuming cashless exercise) and upon conversion of outstanding convertible notes.

Additionally, each FF option or FF warrant that is outstanding immediately prior to the closing of the Merger (and by its terms will not terminate upon the closing of the Merger) will remain outstanding and convert into the right to purchase a number of shares of PSAC Class A common stock equal to the number of FF ordinary shares subject to such option or warrant multiplied by the Exchange Ratio at an exercise price per share equal to the current exercise price per share for such option or warrant divided by the Exchange Ratio.

In connection with the Transactions, Property Solutions Acquisition Sponsor, LLC (the “Sponsor”), PSAC’s sponsor from its initial public offering, agreed to enter into a lock-up agreement, pursuant to which (a) 50% of the shares of New FF common stock held by the Sponsor will not be sold, transferred or otherwise disposed of for a period ending the earlier of (i) the one year anniversary of the closing of the Merger, and (ii) the date on which the closing price of shares of New FF common stock on the principal securities exchange or securities market on which such shares are then traded equals or exceeds $12.50 per share for any twenty trading days within any thirty trading day period after the closing of the Merger; and (b) the other 50% of the shares of New FF common stock held by the Sponsor will not be sold, transferred or otherwise disposed of for a period ending earlier of (i) the one year anniversary of the closing of the Merger and (ii) the date on which New FF completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of New FF’s shareholders having the right to exchange their shares for cash, securities or other property.

Certain stockholders of FF receiving shares of PSAC common stock in connection with the Merger will be subject to a 180-day lockup period for all shares of PSAC common stock held by such persons, subject to certain exceptions. Under the lock-up agreement to be entered into by the vendor trust established by FF (the “Vendor Trust”), and certain FF bridge lenders and warrantholders and employees issued New FF shares in respect of their reduced compensation, subject to certain limited exceptions, such parties agree that with respect to (a) 33 1/3% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 30 days after the closing of the Business Combination, (b) 33 1/3% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 60 days after the closing of the Business Combination, and (c) the remaining 33 1/3% of the shares of New FF common stock received by such FF stakeholders in connection with the Transactions, not to sell, transfer or take certain other actions with respect to such shares of New FF common stock for a period of 90 days after the closing of the Business Combination.

The Transactions are expected to be consummated in the second quarter of 2021, after the required approval by the stockholders of PSAC and the fulfillment of certain other conditions.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and agreements entered into in connection therewith. The Merger Agreement is attached as Exhibit 2.1 hereto and incorporated herein by reference. Capitalized terms not defined herein have the meaning given in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties of FF relating to, among other things, due organization and qualification; subsidiaries; the authorization, performance and enforceability against FF of the Merger Agreement; absence of conflicts; the consent, approval or authorization of governmental authorities; pre-transaction capitalization; financial statements; absence of undisclosed liabilities; litigation and proceedings; compliance with laws; intellectual property matters; contracts and absence of defaults; benefit plans; labor matters; tax matters; brokers’ fees; insurance; assets and real property; environmental matters; absence of certain changes or events; transactions with affiliates; internal controls; permits; top suppliers; vehicle certification and manufacturing; and statements made in the Registration Statement on Form S-4 required to be prepared in connection with the Transactions (the “Registration Statement”).

The Merger Agreement contains representations and warranties of each of PSAC and Merger Sub relating to, among other things, due organization and qualification; the authorization, performance and enforceability against PSAC and Merger Sub of the Merger Agreement; absence of conflicts; litigation and proceedings; the consent, approval or authorization of governmental authorities; financial ability and trust account; brokers’ fees; SEC reports, financial statements, Sarbanes-Oxley Act and absence of undisclosed liabilities; business activities and the absence of certain changes or events; statements made in the Registration Statement; no outside reliance; tax matters; capitalization; and Nasdaq listing.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions.

The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for PSAC and FF to cooperate in the preparation of the Registration Statement.

Conditions to Closing

Mutual Conditions

Consummation of the Transactions is conditioned on approval thereof by PSAC’s stockholders. In addition, each party’s obligation to consummate the Merger is conditioned upon, among other things:

●	all required filings under the HSR Act shall have been completed and any applicable waiting period shall have expired or been terminated;

●	no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, or statute, rule or regulation being in force that enjoins or prohibits the consummation of the Transactions;

●	PSAC having at least $5,000,001 of net tangible assets remaining prior to the Merger after taking into account any redemptions by holders of PSAC common stock that properly demand that PSAC redeem their common stock for their pro rata share of the trust account prior to the closing of the Transactions;

●	the Registration Statement on Form S-4 having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order having been issued by the SEC that remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order having been threatened or initiated by the SEC that remains pending;

●	the delivery by each party to the other party of a certificate with respect to (i) the truth and accuracy of such party’s representations and warranties as of execution of the Merger Agreement and as of the closing of the Transactions subject to certain bring-down standards and (ii) the performance by such party of covenants contained in the Merger Agreement required to by complied with by such party in all material respects as of or prior to the closing;

●	the PSAC common stock to be issued pursuant to the Merger Agreement and underlying the exchanged FF options and FF warrants having been approved for listing on Nasdaq;

●	approval of the Transactions by the PSAC’s stockholders; and

●	approval of the Transactions by FF shareholders.

FF’s Conditions to Closing

The obligations of FF to consummate the Merger are also conditioned upon, among other things:

●	the accuracy of the representations and warranties of PSAC and Merger Sub (subject to certain bring-down standards);

●	performance of the covenants of PSAC and Merger Sub to be performed by such parties in all material respects as of or prior to the closing;

●	PSAC filing an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and adopting amended and restated bylaws, each in substantially the form as attached to the Merger Agreement;

●	PSAC executing the Registration Rights Agreement (as defined below);

●	PSAC executing the Shareholder Agreement (as defined below);

●	the covenants of the Sponsor contained in the Sponsor Agreement (as defined below) having been performed in all material respects;

●	the amount of cash available to PSAC as of immediately prior to the closing of the Merger shall not be less than $450 million after giving effect to payment of amounts that PSAC will be required to pay to redeeming stockholders upon consummation of the Merger; and

●	the delivery by PSAC to FF of a lock-up agreement substantially in the form attached to the Merger Agreement, executed by the Sponsor.

PSAC’s and Merger Sub’s Conditions to Closing

The obligations of PSAC and Merger Sub to consummate the Merger are also conditioned upon, among other things:

●	the accuracy of the representations and warranties of FF (subject to certain bring-down standards);

●	performance of the covenants of FF to be performed by FF in all material respects as of or prior to the closing; and

●	all directors of FF that will not continue as directors of New FF having executed and delivered to PSAC letters of resignation; and

●	the delivery by FF of lock-up agreements substantially in the form attached to the Merger Agreement, executed by each of the requisite FF shareholders.

Waiver

If permitted under applicable law, PSAC or FF may waive any inaccuracies in the representations and warranties made to such party and contained in the Merger Agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the Merger Agreement. However, pursuant to PSAC’s existing amended and restated certificate of incorporation, the condition requiring that PSAC have at least $5,000,001 of net tangible assets may not be waived.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the Merger, as follows:

●	by mutual written consent of PSAC and FF;

●	by either PSAC or FF if the Transactions are not consummated on or before six months after the date of the Merger Agreement, provided that the terminating party shall not have been the primary cause of the failure to close by such date;

●	by either PSAC or FF if consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable order, decree or ruling of a governmental entity or a statute, rule or regulation, provided that the terminating party shall not have been the primary cause of thereof;

●	by either PSAC or FF if the other party has breached any of its representations, warranties or covenants, such that the closing conditions would not be satisfied at the closing, and has not cured such breach within 45 days (or any shorter time period that remains prior to the termination date provided in the second bullet above) of notice from the other party of its intent to terminate, provided that that a breach of the Merger Agreement by the terminating party shall not have been the primary cause of the failure to close by such date;

●	by PSAC if FF stockholder approval of the Transactions has not been obtained by the later of (i) the date that is ten (10) days following the date that Registration Statement is disseminated by FF to its stockholders and (ii) the date of the PSAC shareholder meeting; or

●	by either PSAC or FF if, at the PSAC shareholder meeting, the Transactions shall fail to be approved by the required vote described herein (subject to any adjournment or recess of the meeting).

Registration Rights Agreement

At the closing of the Merger, certain of FF’s stockholders and other parties thereto will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which PSAC agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement. PSAC also agreed to provide customary “piggyback” registration and underwritten offering rights. The Registration Rights Agreement also provides that PSAC will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

Shareholder Agreement

At the closing of the Merger, PSAC and FF Top will enter into a Shareholder Agreement (the “Shareholder Agreement”), pursuant to which (a) PSAC and FF Top will agree on the initial composition of New FF’s board of directors and (b) so long as FF Top beneficially owns shares of issued and outstanding New FF common stock representing in excess of 5% voting power, FF Top will have the right to nominate a specified number of directors on New FF’s board of directors, based on FF Top’s voting power of the issued and outstanding New FF common stock, a sufficient number of which will be independent such that New FF’s board of directors would be comprised of a majority of independent directors assuming the election of the FF Top designees and the other members of New FF’s board of directors.

Subscription Agreements

In connection with the execution of the Merger Agreement, PSAC entered into separate Subscription Agreements with certain accredited investors or qualified institutional buyers (collectively, the “Subscription Investors”) concurrently with the execution of the Merger Agreement on January 27, 2021. Pursuant to the Subscription Agreements, the Subscription Investors agreed to subscribe for and purchase, and PSAC agreed to issue and sell, to the Subscription Investors an aggregate of 77,500,000 shares of common stock of PSAC for a purchase price of $10.00 per share, or an aggregate of approximately $775 million, in a private placement. 17,500,000 of such shares ($175 million in net proceeds) will be issued to an anchor investor and the issuance of such shares is subject to certain regulatory approvals. The Subscription Agreements further require PSAC to have an effective shelf registration statement registering the resale of the shares of PSAC common stock held by the Subscription Investors within 60 calendar days (or 90 calendar days if the SEC notifies PSAC that it will review the registration statement) following the closing of the Transactions.

The closing of the private placement will occur on the date of and immediately prior to the consummation of the Transactions and is conditioned thereon and on other customary closing conditions. The common stock to be issued pursuant to the Subscription Agreements has not been registered under the Securities Act, and will be issued in reliance upon the exemption provided under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Subscription Agreements will terminate and be void and of no further force or effect upon the earlier to occur of: (i) such date and time as the Merger Agreement is validly terminated in accordance with its terms without consummation of the Merger, (ii) upon the mutual written agreement of the parties thereto to terminate the applicable Subscription Agreement, (iii) if any of the conditions to closing set forth in the Subscription Agreement are not satisfied or waived on or prior to the closing date and (iv) if the closing of the Merger shall not have occurred on or before July 27, 2021.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form Subscription Agreement, which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Shareholder Support Agreements

In connection with the execution of the Merger Agreement, FF Top, Season Smart Ltd. and Founding Future Creditors Trust (the “Supporting FF Shareholders”) have entered into support agreements pursuant to which each Supporting FF Shareholder has agreed, among other things, to approve or vote in favor of the Transactions, against any action or proposal involving PSAC or any of its subsidiaries that is intended to, or would reasonably be expected to, prevent, impede or adversely affect the Transactions in any material respect, and promptly execute the definitive documents, agreements and filings (including with applicable governmental authorities) related to the Transactions reasonably required to be executed by such Supporting FF Shareholder in furtherance of the Transactions subject to the terms and conditions set forth therein. The support agreements will terminate automatically without any further required actions or notice upon the earliest to occur: (a) the closing of the Transactions, and (b) the date of termination of the Merger Agreement in accordance with its terms. The support agreements may also be terminated by the mutual written consent of the parties to the applicable support agreement. Founding Future Creditors Trust also has the right to terminate its support agreement if it reasonably believes failure to terminate the support agreement would result in a breach of its fiduciary duties under applicable law. FF Top has also agreed to exercise its drag-along rights pursuant to the articles of association of FF, as amended, and any other contract under which FF Top may have similar drag-along rights to cause FF’s other shareholders’ to vote in favor of (and not oppose) the Transactions, in each case to the extent permitted by the applicable drag-along rights.

Item 3.02 Unregistered Sales of Equity Securities

The information contained in Item 1.01 of this Current Report on Form 8-K (this “Report”) with respect to the Subscription Agreements dated January 27, 2021 is incorporated by reference herein and made a part hereof.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Press Release

Attached as Exhibit 99.1 to this Report is the press release issued by the parties related to the proposed Transactions.

Investor Meetings

Attached as Exhibit 99.2 to this Report is the form of investor presentation and other information provided by PSAC to certain of its stockholders and other persons interested in purchasing common stock of PSAC.

Important Information and Where to Find It

This Report relates to a proposed transaction between PSAC and FF. PSAC intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to FF. The proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of PSAC as of a record date to be established for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and FF once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PSAC when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

Participants in the Solicitation

PSAC and FF and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC’s directors and officers in PSAC’s filings with the SEC, including PSAC’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, which was filed with the SEC on November 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/consent solicitation statement/prospectus that PSAC intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC’s or FF’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders; the ability to meet the Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; FF’s estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of FF’s vehicles; the success of other competing manufacturers; the performance and security of FF’s vehicles; potential litigation involving PSAC or FF; the result of future financing efforts and general economic and market conditions impacting demand for FF’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor FF undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of January 27, 2021, by and among PSAC Acquisition Corp., PSAC Merger Sub, Ltd. and FF Intelligent Mobility Global Holdings Ltd. *
10.1	Form of Subscription Agreement
99.1	Press release dated January 27, 2021
99.2	Form of investor presentation and other information provided to certain investors
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). PSAC agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 28, 2021	PROPERTY SOLUTIONS ACQUISITION CORP.

	By:	/s/ Jordan Vogel
	Name:	Jordan Vogel
	Title:	Co-Chief Executive Officer